UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 23)

Seattle Genetics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,821,116 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,821,116 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,821,116 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 109,260 shares of the Issuer’s common stock underlying 109,260 options.

(2) Based on 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016.

Page 2 of 14 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,821,116 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,821,116 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,821,116 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 109,260 shares of the Issuer’s common stock underlying 109,260 options.

(2) Based on 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016.

Page 3 of 14 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,959,541(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,959,541 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,959,541 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 109,260 shares of the Issuer’s common stock underlying 109,260 options.

(2) Based on 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016.

Page 4 of 14 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,959,548 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,959,548 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,959,548 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 109,260 shares of the Issuer’s common stock underlying 109,260 options.

(2) Based on 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016.

Page 5 of 14 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS FBB2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016.

Page 6 of 14 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,678
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,678
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,678
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016.

Page 7 of 14 Pages

Amendment No. 23 to Schedule 13D

This Amendment No. 23 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 23 is being filed to report the acquisition of shares of Common Stock of Seattle Genetics, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Page 8 of 14 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 23 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 141,552,646 shares of common stock as of October 21, 2016 as reported in the Issuer’s 10-Q filed with the SEC on October 27, 2016. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Number of Shares	Percentage of Class Outstanding

667, L.P.	4,830,464	3.4%

Baker Brothers Life Sciences, L.P.	40,840,692	28.9%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 23 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and as such may be deemed to be beneficial owners of shares of Common Stock held by FBB2 and FBB3 and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Felix J. Baker is a Director of the Issuer. In connection with his service on the Issuer’s Board, Felix J. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), Common Stock and restricted stock units payable solely in Common Stock of the Issuer (“Restricted Stock”) as disclosed in previous amendments to this Schedule 13D.

Felix J. Baker serves on the Issuer’s Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as a Director of the Issuer. Therefore, Felix J. Baker has no pecuniary interest in the Stock Options, Common Stock or Restricted Stock. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Restricted Stock.

Page 9 of 14 Pages

The Adviser has voting and investment power over the Stock Options, Common Stock underlying such Stock Options, Restricted Stock and Common Stock held by Felix Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock underlying such Stock Options, Restricted Stock and Common Stock of the Issuer held by Felix J. Baker received as director compensation.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the fifty-six days preceding the filing of this statement using working capital of the applicable purchasing Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
667, L.P.	11/1/2016	9,347	Purchase	54.9253	1
Baker Brothers Life Sciences, L.P.	11/1/2016	85,353	Purchase	54.9253	1
667, L.P.	11/1/2016	197	Purchase	54.6063	2
Baker Brothers Life Sciences, L.P.	11/1/2016	1,803	Purchase	54.6063	2
667, L.P.	11/1/2016	101	Purchase	54.5079	3
Baker Brothers Life Sciences, L.P.	11/1/2016	924	Purchase	54.5079	3
667, L.P.	11/1/2016	4,417	Purchase	54.3731	4
Baker Brothers Life Sciences, L.P.	11/1/2016	40,332	Purchase	54.3731	4
667, L.P.	11/1/2016	3,583	Purchase	53.6595	5
Baker Brothers Life Sciences, L.P.	11/1/2016	32,717	Purchase	53.6595	5
667, L.P.	11/1/2016	266	Purchase	53.3339	6
Baker Brothers Life Sciences, L.P.	11/1/2016	2,434	Purchase	53.3339	6
667, L.P.	11/1/2016	316	Purchase	51.8303	7
Baker Brothers Life Sciences, L.P.	11/1/2016	2,884	Purchase	51.8303	7
667, L.P.	11/2/2016	31,679	Purchase	56.2580	8
Baker Brothers Life Sciences, L.P.	11/2/2016	289,278	Purchase	56.2580	8
667, L.P.	11/2/2016	2,889	Purchase	56.1297	9
Baker Brothers Life Sciences, L.P.	11/2/2016	26,381	Purchase	56.1297	9
667, L.P.	11/2/2016	689	Purchase	56.1162	10
Baker Brothers Life Sciences, L.P.	11/2/2016	6,289	Purchase	56.1162	10
667, L.P.	11/2/2016	365	Purchase	55.8730	11
Baker Brothers Life Sciences, L.P.	11/2/2016	3,335	Purchase	55.8730	11
667, L.P.	11/2/2016	10,434	Purchase	55.8425	12
Baker Brothers Life Sciences, L.P.	11/2/2016	95,280	Purchase	55.8425	12
667, L.P.	11/3/2016	37,392	Purchase	56.9075	13
Baker Brothers Life Sciences, L.P.	11/3/2016	341,438	Purchase	56.9075	13
667, L.P.	11/3/2016	50	Purchase	56.5530	14
Baker Brothers Life Sciences, L.P.	11/3/2016	456	Purchase	56.5530	14
667, L.P.	11/3/2016	39	Purchase	56.4900	15
Baker Brothers Life Sciences, L.P.	11/3/2016	361	Purchase	56.4900	15
667, L.P.	11/3/2016	15,662	Purchase	56.4832	16
Baker Brothers Life Sciences, L.P.	11/3/2016	143,016	Purchase	56.4832	16
667, L.P.	11/3/2016	1,846	Purchase	56.4175	17
Baker Brothers Life Sciences, L.P.	11/3/2016	16,854	Purchase	56.4175	17
667, L.P.	11/3/2016	2,039	Purchase	55.9922	18
Baker Brothers Life Sciences, L.P.	11/3/2016	18,616	Purchase	55.9922	18
667, L.P.	11/7/2016	5,533	Purchase	58.7428	19
Baker Brothers Life Sciences, L.P.	11/7/2016	50,667	Purchase	58.7428	19
667, L.P.	11/8/2016	32,122	Purchase	59.4646	20
Baker Brothers Life Sciences, L.P.	11/8/2016	294,178	Purchase	59.4646	20

Page 10 of 14 Pages

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $54.35 to $54.99. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $54.60 to $54.62. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $54.39 to $54.63. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $54.32 to $54.72. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $53.62 to $53.77. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $53.19 to $53.59. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $51.78 to $51.94. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $55.78 to $56.37. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 11 of 14 Pages

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $55.50 to $56.35. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $55.96 to $56.25. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $55.74 to $55.90. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $55.45 to $56.20. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.50 to $57.00. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.51 to $56.60. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.40 to $56.52. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.20 to $57.16. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.37 to $56.56. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

Page 12 of 14 Pages

(18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $55.96 to $56.11. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(19) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $58.32 to $59.20. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(20) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $59.17 to $59.50. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2016

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

FBB3 LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

Page 14 of 14 Pages